"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

04036719

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel.: +47 2254 4455

Date: 17 August 2004

ORK – Trade subject to notification - exercised options

On 16 August 2004, Orkla exercised 5,000 options at a strikeprice of NOK 132.

A total of 1,901,474 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 8,510,792 shares. The resolution adopted by the Annual General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 6,903,641 of its own shares.

Full and Norwegian version enclosed to www.newsweb.no

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Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP, Investor Relations, Tel: +47 22 54 44 11
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 26 August 2004

Amortisation of own shares

On 29 April 2004 the Annual General Meeting of Orkla adopted to reduce the company's share capital by NOK 10,044,693.75 by redeeming (amortising) 1,607,151 of the shares owned by Orkla ASA.

The amortisation (cancellation) of shares has now been carried out and the number of shares in the company has been reduced from 213,909,416 to 212,302,265. The share capital has been reduced from NOK 1,336,933,850 to NOK 1,326,889,156.25.

Following this amortisation Orkla owns 6,903,641 own shares.